March 22, 2016

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Reata Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-208843

Ladies and Gentlemen:

Set forth below are the responses of Reata Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2016 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-208843, filed with the Commission on February 8, 2016 (“Amendment No. 1”).

Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) through EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 2 marked to show all revisions made since the filing of Amendment No. 1.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

Notes to Consolidated Financial Statements

12. Related-Party Transactions, page F-24

1.	We acknowledge your response to comment one in our letter dated February 22, 2016. It is unclear why you have not addressed the applicability of ASC 505-50, Equity Based Payments to Non Employees to your restricted common stock sale to a Board Member. Please provide us with this analysis. If you conclude that ASC 505-50 is not applicable, provide us a comprehensive accounting analysis including reference to the specific paragraphs within the authoritative literature you relied upon to substantiate your accounting and address the following:

•	It is unclear from your response how the promissory note qualified for part recourse accounting. Describe the factors you considered when making this determination including your consideration of whether the Company’s recourse rights were substantive.

•	If you conclude that your original accounting was appropriate, tell us whether and how you re-evaluated the original accounting at the time of the forgiveness. Specifically address how you considered whether there was an intention to forgive the recourse portion of the note when it was originally issued.

•	For the nonrecourse portion of the note that was accounted for similarly to an option grant, clarify whether the corresponding credit was to APIC or a liability.

•	Revise your stock based compensation and common stock valuation discussions in your MD&A to address the October 19, 2015 loan forgiveness and related valuation of your common stock.

RESPONSE:

Dr. Stone has served on the Board of Directors since 2002 and received no compensation for that service until this restricted stock was issued in 2011. Consistent with other board members who were not large shareholders, in May 2011, Dr. Stone purchased shares of the Company’s restricted stock in exchange for a shareholder note in connection with his services as a director. The number of shares purchased was 34,090, giving effect to the 4.4-to-1 reverse stock split of our common stock on January 6, 2016. The restrictions on these shares lapsed ratably over time and they were not subject to market or specific performance conditions. As discussed below, we applied ASC 718-10 rather than ASC 505-50 in our accounting for the 75% of Dr. Stone’s purchase of restricted stock that was nonrecourse. Restricted stock was utilized historically by the Company, rather than options, to give directors and employees voting shares. It is culturally important to the Company to ensure that directors and officers of the Company have a stake in the Company’s success and are willing to demonstrate commitment to the Company. However, a structure of part recourse and part nonrecourse was utilized in order to be more attractive to potential employees and directors who might be averse to taking on large financial risks on top of the risk inherent in joining a start-up company.

As discussed more fully below, the promissory note was structured so that Dr. Stone was personally liable for 25% of the principal and accrued interest on the promissory note (i.e., the Company having recourse to all of Dr. Stone’s assets), with the remaining 75% of the principal and accrued interest on the promissory note being nonrecourse to Dr. Stone.

Both ASC 505-50-20 and ASC 718-10 provide the following definition regarding nonemployee directors: “A nonemployee director does not satisfy this definition of employee. Nevertheless,

nonemployee directors acting in their role as members of a board of directors are treated as employees if those directors were elected by the employer’s shareholders or appointed to a board position that will be filled by shareholder election when the existing term expires. However, that requirement applies only to awards granted to nonemployee directors for their services as directors. Awards granted to those individuals for other services shall be accounted for as awards to nonemployees.” Utilizing this guidance, we determined that Dr. Stone’s purchase of restricted common stock would fall under ASC 718-10 and not ASC 505-50 because, as stated above, the awards were granted to him in connection with his services as a director.

As part of our initial accounting, we also reviewed the pattern of facts related to the stock and related promissory note with Dr. Stone to determine the specifics of accounting treatment.

As relates to the stock, ASC 718-10 paragraph 25-11 states that “options or similar instruments on shares shall be classified as liabilities if either of the following conditions is met:

a.	The underlying shares are classified as liabilities.

b.	The entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets. A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that event will occur.”

Neither of these conditions existed with respect to Dr. Stone’s shares and they were therefore classified as equity.

As relates to the promissory note, ASC 718-10, paragraph 25-3 states that, “The accounting for all share-based payment transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured. For example, the rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of equity share options. Thus, that transaction shall be accounted for as a substantive grant of equity share options.” ASC 718-10, paragraph 25-4 further states that, “Assessment of both the rights and obligations in a share-based payment award and any related arrangement and how those rights and obligations affect the fair value of an award requires the exercise of judgment in considering the relevant facts and circumstances.”

As stated above, the rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of equity share options. Conversely, we believe this statement in the guidance also means that the purchase of stock from a company with a recourse note is considered to be a substantive exercise or purchase. A recourse loan is an enforceable obligation in which default may result in loss of collateral and also personal suit and judgment.

While, as noted above, ASC 718-10 does not describe specifics for determining whether a note is substantively recourse or not, as of the time of initial accounting we utilized the following facts and circumstances to determine that the recourse portion of the note was substantive:

1)	The legal provisions included in the promissory note, which allow the Company to have full recourse to Dr. Stone, including his other assets, state as follows:

“Twenty-five percent (25%) of the principal indebtedness due under this Note (the “Recourse Principal”) and all interest accruing on such Recourse Principal, shall be and shall remain full recourse to the Maker (the “Recourse Portion”) and shall not be limited to the assets of the Maker subject to the Stock Pledge and Security Agreement. An attachment, execution or other writ or process may be sought, issued or levied upon any assets, properties or funds of Maker, or any successor or assign of Maker, and a deficiency judgment may be sought or obtained against Maker or any successor or assign of Maker beyond the assets covered in the Stock Pledge and Security Agreement for such Recourse Portion.”

2)	The intent of the Company was to allow stockholders to receive the number of shares they paid for, as long as that number of shares was at least the 25% of the total shares under the note that corresponded with the 25% recourse portion of the note.

3)	Our historical pattern of collecting payment on notes utilized to purchase restricted stock. During the life of the company, dating back to 2002, we made other restricted stock sales in conjunction with promissory notes under similar terms as the sale and note to Dr. Stone. At the time of Dr. Stone’s grant, many of these notes had been paid in full. Additionally, in all cases, where an employee left the Company, the Company collected at least the 25% recourse portion in cash. In situations where 100% of the note was not paid for, the Company took back the nonrecourse shares in full payment of the nonrecourse portion of the note. At the time of the sale to Dr. Stone in 2011, several notes did remain outstanding and the Company fully intended to collect payment on those notes and on the note issued to Dr. Stone.

4)	Dr. Stone had the wherewithal to pay the recourse portion of the loan.

5)	We had never converted any recourse portions of notes to nonrecourse.

The decision to forgive Dr. Stone’s debt was precipitated by our plan to effect an initial public offering. Section 402 of the Sarbanes Oxley Act makes it illegal for the Company, once it becomes an “issuer,” to have an extension of credit in the form of a personal loan to its executive officers and directors. Before the Company became an issuer, our board discussed the promissory note with Dr. Stone and evaluated three principal choices: (1) require Dr. Stone to cease service as a director before the Company became an issuer, (2) forgive the note so that it ceased to exist before the Company became an issuer, and (3) require Dr. Stone to pay at least the recourse portion of the note (or have him leave the board if he chose not to make that payment). The board concluded that it did not want to lose Dr. Stone from the board because of his expertise, experience in bio-sciences, and understanding of the Company, that the cash payment was an undue burden on Dr. Stone in light of his many years of service, and that, of all the choices, forgiveness of the note in this circumstance was in the best interest of the Company. Furthermore, we would not have forgiven Dr. Stone’s debt if we were not planning on becoming a public company and we do not plan to forgive any of the remaining notes held by the Company.

We reviewed the initial accounting for the recourse portion of the note as we were preparing to account for the forgiveness. We noted that the pattern of facts initially used to determine that the accounting for the recourse portion of the note still stood. For instance, subsequent to Dr. Stone’s grant, several additional notes were collected in full and no other notes had been forgiven, nor had any recourse notes been converted to nonrecourse. At the time of the forgiveness, six additional notes remained outstanding (totaling approximately $81,000 for their recourse portions) which we fully intend to collect. No recourse portion of any note had been forgiven or converted to a nonrecourse note.

In addition to reviewing the previous accounting treatment for Dr. Stone’s note, we have also performed calculations to determine what the difference would have been had the recourse portion of Dr. Stone’s note been treated as nonrecourse. Had Dr. Stone’s note been treated as fully nonrecourse, an additional expense of $33,298 would have been recorded in 2014 and an additional expense of $13,874 would have been recorded in 2015 to account for the compensation related to expensing the 25% recourse portion. Furthermore, had the 25% recourse portion of the stock been treated as nonrecourse, at the date of forgiveness we would have valued this portion of the note similarly to the 75% nonrecourse portion by calculating the incremental value of the 25% portion prior to the modification compared to subsequent to the modification. This would have resulted in an amount being recorded to compensation expense of $124,569 rather than the $225,750 that we did record to compensation expense for the 25% recourse portion, thus resulting in a decrease in total compensation expense for the year compared to what we have recorded. Finally, as it relates to Dr. Stone’s note, amounts in the balance sheets at December 31, 2014 and 2015 would have changed as detailed in the chart below (in thousands):

	As Reported		If Recorded as Fully Non-recourse		Difference
	2014	2015	2014	2015	2014	2015
Other assets	$872	$553	$834	$553	$(38)	$—

Common Stock	$23	$23	$23	$23	$—	$—
Additional paid-in-capital	7,715	10,029	7,609	9,836	(106)	(87)
Shareholder notes receivable	(307)	(81)	(81)	(81)	226	—
Accumulated deficit	(281,677)	(283,127)	(281,835)	(283,198)	(158)	87

Total stockholders’ deficit	$(274,246)	$(273,156)	$(274,284)	$(273,420)	$(38)	$—

General and administrative expense	$11,512	$13,693	$11,579	$13,606	$67	$(87)
Interest income	$43	$32	$5	$32	$(38)	$—

Therefore, we also considered the difference between the accounting methods for Dr. Stone’s note as immaterial to the financial statements presented.

The fair value of the shares associated with the nonrecourse portion of the note were accounted for similarly to an option grant, with the fair value being recorded as compensation expense and additional paid in capital over the four year vesting period beginning in May 2011. Additionally, the total amount recorded for the nonrecourse portion of Dr. Stone’s note at the time of forgiveness was $271,606, which is the incremental value of the stock award prior to the modification compared to subsequent to the modification. The fair value prior to the modification was calculated as $178,394 using Black Scholes while the fair value subsequent to the modification was calculated as $450,000, based on our most recently determined stock value of $17.60 times the 25,568 nonrecourse shares. The incremental value of $271,606 was recorded as a debit to compensation expense and a credit to additional paid-in capital on October 19, 2015.

We have added the following text to page 78 of Amendment No. 2 under the section titled “Common Stock Valuation”:

“Dr. Dennis Stone, a member of our board of directors, purchased 34,090 shares of common stock on May 23, 2011 for $26.49 per share. Dr. Stone paid for the shares by delivering to us a promissory note in principal amount of $903,000, which bore interest at a rate of 4% per annum and was accounted for as 25% recourse and 75% nonrecourse. Effective October 19, 2015, our board of directors elected to forgive $1,055,990 of principal and accrued interest due under the promissory note in full satisfaction of Dr. Stone’s obligations thereunder. The value of the 25% recourse portion of the note and related accumulated interest was $263,998. The value of the nonrecourse portion of the note required calculation based on the incremental value of the stock award prior to the forgiveness compared to subsequent to the forgiveness. The fair value of the Company’s stock, as determined by the board of directors based on factors described above, including the most recent third-party valuation as of May 31, 2015, at this time was $17.60 and this value was utilized in calculating the value of the nonrecourse portion of the note which totaled $271,606. The total of $535,604 was charged to stock-based compensation expense.”

2.	In addition to the above, you indicate in your response that in May 2011, the Company sold 150,000 shares of restricted common stock to Dr. Stone at a price of $6.02. This is inconsistent with the information disclosed on page 142 of your filing where you indicate that Mr. Stone purchased 34,000 common shares for $26.49/share. Please revise for consistency.

RESPONSE:

The terms of 150,000 shares of restricted common stock to Dr. Stone at a price of $6.02 per share are in accordance with the original stock purchase agreement. The information disclosed on page 142 of Amendment No. 1 (34,090 shares at $26.49 per share) had been adjusted to reflect the 4.4-to-1 reverse stock split of our common stock on January 6, 2016. Our response should have stated that the Company sold 150,000 shares of restricted common stock to Dr. Stone at a price of $6.02 per share, which have subsequently been reverse split to a total of 34,090 shares at $26.49 per share

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If you have any questions with respect to the foregoing, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

Reata Pharmaceuticals, Inc.

By:	/s/ Jason D. Wilson
Name:	Jason D. Wilson
Title:	Chief Financial Officer

Enclosures

cc:	Suzanne Hayes, U.S. Securities and Exchange Commission
Michael D. Wortley, Reata Pharmaceuticals, Inc.
Robert L. Kimball, Vinson & Elkins L.L.P.
Edwin M. O’Connor, Goodwin Procter LLP